Exhibit 99.1

ZOOZ Power: Leading Charge Point Operator in China to install ZOOZ Power’s Boosting System, Marking Strategic Entry into the World’s Largest EV Market

March 3, 2025 – Tel-Aviv, Israel – ZOOZ Power Ltd. (Nasdaq: ZOOZ, TASE: ZOOZ), a leading provider of flywheel-based power boosters and energy management systems for enabling ultra-fast EV charging solutions, announced today that it has shipped its first power-boosting system, the ZOOZTER™-100, to China. The commercial arrangements were made through a related party of ZOOZ Power in China. The site where ZOOZTER™-100 will be installed was developed by Yixiaoju Technology Co., Ltd, a company that operates numerous locations within the Orange Charging (Xiaoju) network. Orange Charging, a sub-brand of DiDi’s energy sector, is China’s largest charging network, operating over 115,000 fast chargers. As the foremost mobility services platform in China and a publicly traded company in the U.S. with a market cap of $24.3 billion, DiDi’s ecosystem offers a significant opportunity for ZOOZ Power to extend its presence in this rapidly growing market.

China’s electric vehicle (EV) market is experiencing unprecedented growth, with EVs accounting for nearly 50% of total car sales in 2024(1). This surge highlights the increasing demand for efficient charging solutions. In addition to enhancing the capabilities of Yixiaoju’s charging station, the Shanghai pilot installation will also serve as a vehicle for market penetration of ZOOZ Power’s flywheel-based power-boosting technology coupled with ZOOZ’s proven Energy Management System to the Chinese market. By providing a reliable and highly efficient solution for high-power EV charging, ZOOZ Power aims to support the expansion of ultra-fast charging networks while reducing the strain on local electricity grids.

“Shipping our first system to China is a significant step in ZOOZ Power’s penetration into the Chinese market,” said Erez Zimerman, CEO of ZOOZ Power. “China is the undisputed leader in electric vehicle adoption and charging infrastructure, and we see tremendous potential for our technology in this market. We are thrilled to have an opportunity to demonstrate the benefits of our sustainable power-boosting solution to China’s top EV players. This is just the beginning of our journey in China, and we look forward to further opportunities to contribute to the country’s ambitious electrification goals.”

ZOOZ Power’s innovative flywheel-based technology enables ultra-fast charging even in locations with limited grid capacity, eliminating the need for expensive grid upgrades and while maximizing charging station effectiveness. The company’s solution has already been deployed in multiple locations across Europe and North America, and this latest move signals its strategic focus on expanding into China’s rapidly growing EV market.

About ZOOZ Power

ZOOZ is the leading provider of Flywheel-based Power Boosting and Energy Management solutions, enabling the widespread deployment of ultra-fast charging infrastructure for electric vehicles (EVs) while overcoming existing grid limitations.

ZOOZ pioneers its unique flywheel-based power-boosting technology, enabling efficient utilization and power management of a power-limited grid at an EV charging site. Its Flywheel technology allows high-performance, reliable, and cost-effective ultra-fast charging infrastructure.

ZOOZ Power’s sustainable, power-boosting solutions are built with longevity and the environment in mind, helping its customers and partners accelerate the deployment of fast-charging infrastructure, thus facilitating improved utilization rates, better efficiency, greater flexibility, and faster revenues and profitability growth. ZOOZ is publicly traded on NASDAQ and TASE under the ticker ZOOZ

(1) https://www.asiafinancial.com/one-in-nearly-every-two-cars-sold-in-china-was-electric-in-2024

For more information, please visit: www.zoozpower.com/

Investor Contact:

Miri Segal – CEO

MS-IR LLC

msegal@ms-ir.com

Media enquiries:

Media@zoozpower.com

Forward-Looking Statement

This press release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations, and assumptions of ZOOZ Power. All statements other than statements of historical facts contained in this press release, including statements regarding ZOOZ Power, and any of ZOOZ Power’s strategy, future operations and statements related to the collaboration between ZOOZ Power and “ON” charging network (including any plans to implement ZOOZ Power’s solution and upgrade an additional site of “ON” on Route 6) are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause ZOOZ Power’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and other risks and uncertainties are more fully discussed in the “Risk Factors” section of ZOOZ’s most recent Annual Report on Form 20-F as filed with the U.S. Securities and Exchange Commission (“SEC”) as well as other documents that may be subsequently filed by the Company from time to time with the SEC. The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements include, but are not limited to, statements relating to deployment of public ultra-fast charging infrastructure, the potential outcome of ZOOZ Power’s collaborations with third parties for installation of its flywheel-based power boosting solution, statements regarding the opportunity for ZOOZ Power to extend its presence in China, statements regarding growth in the Chinese market, statements regarding the expansion of ultra-fast charging networks and conditions in Israel and in the Middle East, including the effect of the evolving nature of the ongoing “Swords of Iron” war, may adversely affect ZOOZ Power’s operations. These forward-looking statements are only estimations, and ZOOZ Power may not actually achieve the plans, intentions or expectations disclosed in any forward-looking statements, so you should not place undue reliance on any forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements made in this Press Release. Management of ZOOZ Power has based these forward-looking statements largely on current expectations and projections about future events and trends that such persons believe may affect ZOOZ Power’s business, financial condition and operating results. Forward-looking statements contained in this Press Release are made as of the date hereof, and none of ZOOZ Power or any of its representatives or any other person undertakes any duty to update such information except as may be expressly required under applicable law.